November 10, 2011

Via E-Mail (WindsorC@SEC.GOV)

Mr. Christian Windsor

Securities & Exchange Commission

Washington, D.C. 20549

Re:	Comment Letter, dated August 8, 2011, Related to File No. 001-34653

Dear Mr. Windsor:

The information designated by the symbol [****] below has been omitted from this letter and has been submitted separately to the Staff with confidential treatment requested on August 23, 2011 pursuant to Rule 83 (17 C.F.R. § 200.83).

In a phone call between the Company and the SEC on October 28, 2011, we were asked to provide an update to certain OREO properties that we discussed in our response of August 22, 2011 to question #9 in the comment letter referred to above. The following is an update to the information about those properties. This response should be read in conjunction with our original response.

Property #3 – This property had a carrying value of $**** as of June 30, 2011 and $**** as of September 30, 2011. This property was last appraised in July 2011 for $****. Upon receipt of the appraisal in August 2011, the Company recorded as OREO expense a $**** write-down to the value of this property. This was a third quarter loss as the appraisal was received after the filing of the second quarter Form 10-Q.

Property #4 – This property had a carrying value of $**** as of June 30, 2011 and $**** as of September 30, 2011. This property was last appraised in February 2010 for $****. The Company entered into a buy-sell agreement with a third party purchaser in September 2011 in which the Company agreed to a sale price of $****. Upon execution of the agreement during the third quarter, the Company recorded a write-down in the value of this property of $**** to OREO expense to reflect the estimate of fair value reflected in the buy-sell agreement. The purchaser of the property is currently completing a 60-day due diligence period. The Company expects to close on the sale of the property during the first quarter of 2012. The Company deferred ordering a new appraisal in third quarter 2011 as the Company considered the sales agreement to be sufficient evidence of fair value. This was a third quarter loss as the Company received and accepted the offer after the filing date of the second quarter Form 10-Q.

Property #5 – This property had a carrying value of $**** as of June 30, 2011 and September 30, 2011. This property was last appraised in February 2010. An appraisal has been ordered for this property and is expected to be received in fourth quarter 2011.

Property #6 – This property had a carrying value of $**** as of June 30, 2011 and was sold in third quarter 2011 for net proceeds of $****, resulting in a modest gain of $****. The property had last been appraised in February 2010 for $****. The Company entered into the buy-sell agreement in January 2011 and therefore did not order a new appraisal as the sales agreement was considered sufficient evidence of fair value. The property was written down to the sales agreement value in 2010.

In addition, we acknowledge that:

•	First Interstate BancSystem, Inc. is responsible for the adequacy and accuracy of disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	First Interstate BancSystem, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Allison Johnston, Controller, at 406-255-5232 or our legal counsel, Gregory E. Lindley, Holland & Hart LLP at 801-799-5829 with any additional comments or question you may have.

Sincerely,

FIRST INTERSTATE BANCSYSTEM, INC.

By:	/s/ TERRILL R. MOORE
Terrill Moore
Chief Financial Officer

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